Exhibit 20

                    [LETTERHEAD OF GREENWAY PARTNERS, L.P.]


                                January 19, 2001

Mr. Dale W. Hilpert
Chairman of the Board and
  Chief Executive Officer
Venator Group, Inc.
112 West 34th Street
New York, NY  10120

Dear Dale:

           As long term investors in Venator Group, Inc. with over 18 million shares, we look back on the year 2000 with some satisfaction. By the beginning of 2000, with the majority of its peripheral businesses sold or held for sale, the Company truly focused on its core competence as the leading US seller of athletic footwear and apparel. And, we believe such focus has paid off handsomely. Although we are all waiting for final numbers as time winds down to your January 31 fiscal year end, all available information points to an extremely strong year for the Athletic Group.

           With athletic shoes back in fashion, the Athletic Group posted double digit comparable store sales numbers for the first three quarters of fiscal year 2000. Foot Locker is clearly the dominant seller of athletic footwear in the United States, selling we believe over one-third of the marque priced goods and using its purchasing power to lock-up substantial quantities of high margin exclusive product. Adding to the excitement has been the tremendous strides made by Foot Locker in Europe, where the Company has directed a majority of its capital expenditures and has been rewarded by comparable store sales reports of over 40% in certain quarters. While Foot Locker may have enough stores in the United States (and may continue to close marginal performers), it appears that opportunities for profitable growth abound in barely tapped overseas markets and through a solid Internet strategy integrated with stores and catalogues. Similarly, we believe that the Athletic Group's Champs Sports operation with a revitalized merchandise strategy has enjoyed a turnaround during 2000.

           All this has led to improved financial strength for the Company. You have announced that the Company expects at year end to have no short-term debt and a $100 million decrease in long-term debt since the prior year end. The stock price has also responded positively during 2000, more than doubling from $7 to $15 1/2 per share at year end.

Mr. Dale W. Hilpert
January 19, 2001
Page 2


           As we look to 2001, we have the following suggestions for your consideration:

           1. INSTITUTE A CASH DIVIDEND AND BUY BACK SHARES. The Company's health has improved markedly since it entered into the March 1999 credit agreement amendments that restricted the payment of dividends and the buy back of shares. In light of your statements about the Company's superlative debt reduction achievements, it seems to us the banks should be amenable to allowing the payment of a dividend and the buy back of shares by the Company. We believe that the market will take such initiatives as a vote of confidence by the Company in itself. The reinstatement of a dividend will return the Company to a proud dividend paying tradition that lasted for 83 years from 1912 to 1995, and will no doubt be warmly embraced by your many retirees who devoted their working lives to the Company and still own the stock. Also, as you know, many institutions are precluded from owning stocks which do not pay dividends. So the institution of a small cash dividend-- say five cents per quarter--will increase the universe of potential buyers of the stock.

           2. DEAL DECISIVELY WITH THE NORTHERN GROUP. From an operations perspective, management is left only with the Northern group--representing less than 10% of sales--as a disappointing performer. Management has made clear that its goal, at least over the past year, has been to improve results at this last major non-athletic group holding in preparation for a sale. Possibly the time has come to accelerate the timetable for the sale of this women's sportswear operation or, at the very least, to classify it as an asset held for sale.

           3. DARE WE ASK AGAIN: "WHAT'S IN A NAME?" Several years have passed since the Company discarded one of the best known names in the world for one still apt to be mispronounced. With the Company now rightly focused on its Athletic Group, why not rename the entire company after the well known flagship stores that now power its progress? LET THE FOOT LOCKER NAME IDENTIFY THE COMPANY ON WALL STREET AS WELL AS ON MAIN STREET.

           With best regards and hopes for continued success in 2001,


                                                     Very truly yours,


                                                     /s/ Alfred D. Kingsley

                                                     Alfred D. Kingsley


                                                     /s/ Gary K. Duberstein

                                                     Gary K. Duberstein

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